Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Orthovita, Inc:

We consent to the use of our reports dated March 15, 2005, with respect to the consolidated balance sheets of Orthovita, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004 Annual Report on Form 10-K of Orthovita, Inc., incorporated herein by reference and to the reference to our firm under the heading “Experts” in this registration statement on Form S-3.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 6, 2006